Writer's Direct Line: (614) 628-0788
Writer's E-Mail Address: mas@cpmlaw.com

July 21, 2006

Mr. Jeffrey P. Riedler
Assistant Director
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 03-04
Washington, D.C. 20549

Re:	AdCare Health Systems, Inc. Amendment No. 4 to Form SB-2 File No. 333-131542

Dear Mr. Riedler:

Today we filed our fourth Amended Registration Statement for AdCare Health Systems, Inc. (“AdCare”) pursuant to EDGAR. As a courtesy, we are enclosing three (3) marked copies and three (3) clean copies of amended Registration Statement on Form SB-2 of AdCare which incorporates, among other things, changes made to the Registration Statement as a result of comments contained in your letter of July 6, 2006. The numbered paragraphs in this letter correspond to the numbered comments in your letter and the comments are provided in italics before each answer.

Graphics

1.
We note that a page of graphics now appears between the cover page and the summary and as an alternate back cover page for the selling shareholders prospectus. If you retain these pages you will need to explain, on the appropriate page, what this facility is, what the graphics purport to show, whether this facility is unique or representative of all your facilities and any other information necessary to provide an appropriate context for the photos.

We have added captions to the graphics contained on the inside front cover and inside back cover of the Prospectus in which we more fully identify the properties and indicate the extent to which they are representative of other properties of the company.

Mr. Jeffrey P. Riedler
July 21, 2006

Summary

About Us, page 2

2.
Please expand the discussion in the fourth and fifth paragraphs to include the percentage of your aggregate revenue and net income attributable to each of your segments in each of the last two fiscal years and interim period to date. You currently state, in the fourth paragraph, that 92% of your revenue in the management and facility/based care segment is derived from facilities which you own and operate, but you do not indicate what time period you are referring to.

We have expanded the disclosure in the fourth paragraph of Summary to indicate the period referenced and to indicate the percentages of our revenue and income (loss) derived from our facility/based care segment and our home-based care segment.

3.
Please provide factual support for the claims you make in the eighth paragraph on page 2. Mark the supporting data to show the location of the information you are relying on and tie the support to the specific claim in the prospectus that the data is intended to support. In this regard, please note that you should limit your discussion of the size of the “senior living facilities market” to the specific portion(s) of the market that you operate in.

We have supplementally provided backup for the factual statements made in the paragraph in question. Also, please note that pursuant to your request, we have segregated from the $140 billion Senior Housing and Care Industries market that portion of the market in which AdCare operates. Also, please note that while our initial source came from the American Senior Housing Association, the information provided by the American Senior Housing Association that publication was citing the attached supplemental information by the National Investment Center for Seniors Housing and Care Industries. We have changed our reference accordingly.

4.
You use the terms “fully integrated” and “fully integrated senior living company” in the first and ninth paragraphs of page 2, but it is unclear what these terms mean. Please either delete them, or explain what they mean.

We have deleted the terms “fully integrated” and “fully integrated senior living company.”

Cash Flow, page 26

5.
Refer to your response to comment 9. We note in your revised discussion for the comparative annual periods that you attribute the cash provided by operating activities in 2004 primarily to the sale of Marion Hearth & Home. Please explain to us how the sale of assets described here is an operating activity. Further include a better discussion of why the cash generated from operations decreased so significantly between the periods.

The original statements relating the cash provided by operating activities to the sale of Marion Hearth and Home was an error, which has been corrected to read that, "[d]uring 2004, the cash provided by operating activities was primarily the result of high occupancy in our properties and successful accounts receivable collection activities."

Mr. Jeffrey P. Riedler
July 21, 2006

Alternate Prospectus

6.
For each non-natural person listed in the table, please identify the natural person who possesses investment and voting rights over the securities owned by that entity. Also, tell us whether any of the selling persons are broker/dealers and if so, the circumstances under which they obtained the shares they are selling.

The requested information has been included on the Alternative Prospectus page.

Financial Statements, page F-1

Consolidated Statements of Changes in Owner’s Equity, page F-5

7.
Please refer to your response to prior comment 13. Your response appears to indicate that you are relying on footnote eight of paragraph 14. Please note that the exposure draft discussed in this footnote is a proposed exposure draft, and has not been approved. Additionally, please note that exposure drafts are not authoritative literature. As such, it is not appropriate to base your accounting on this guidance. Further, it does not appear that the payments you made to acquire the additional equity interests would fall under the types of transfers of net assets or exchanges of equity interests between entities under common control. Refer to paragraph D11 of SFAS 141. Please revise your financial statements to account for these payments using purchase accounting, or provide further support for your accounting treatment. Also tell us the amounts paid and how you calculated the amount recorded in this line item. Refer to paragraphs 14 and A6 of SFAS 141.

The Company has restated the financial statements to use purchase accounting with respect to these payments. These payments relate to the obligation to purchase minority interests in Van Wert, the subject of the questions in comment 8.  In connection with the restatement at the adoption of SFAS 150 these payments have been accounted for as a component of the liability for the forward purchase contact. In 2004 these payments totaled approximately $85,000 and have been reflected as a reduction of the liability carried at December 31, 2003. The amount paid for the interests was calculated to equal the payment made by the interest holders to acquire the interests initially. Please see the response to comment #8 below for more information concerning this item.

Mr. Jeffrey P. Riedler
July 21, 2006

Note 1. Description of Business, page F-8

8.
Refer to your response to comment 14. We are unable to agree with your assertion that this represents an embedded derivative based primarily on the fact that the contract is not able to be net settled or effectively net settled due to the lack of a ready market for these subsidiary shares. It does seem to us that this obligation represents a put option by the majority owners based on the fact that, once the offer is tendered, you will be obligated to purchase any shares that they request at that time. This instrument would seem to clearly fall within the guidance of paragraph 11 of SFAS 150. Please revise your financial statements to reflect the appropriate accounting for such instruments, or explain to us why you feel that this guidance does not apply.

The Company agrees that the accounting guidance in paragraph 11 of SFAS 150 applies to the offer to purchase the minority interests that the Company has agreed to make no later than October 2008 to the minority interest holders of Van Wert. In addition, the equity interests acquired in 2004 relate to repurchases of minority interests in Van Wert. The Company has restated the consolidated financial statements to apply SFAS 150 and SFAS 141 to these transactions. In applying the previously referenced accounting literature, the Company relied, in part, on the guidance contained in paragraph 20 of the status section of EITF 00-6. The Company measured the fair value of the minority interests at inception of the investment and compared that to the carrying value of the minority interests at the date of the application of SFAS 150, October 2003. The difference was reflected as a fair value adjustment to the real property in the amount of $250,000 with the remainder recorded as goodwill. The Company performed an impairment analysis at each date, December 31, 2004 and 2005 and determined no impairment charge should be recorded. Please refer to Note 2 to the consolidated financial statements on pages F-9 through F-11 for further details about the impact of this restatement. Changes were also made to pages F-2 through F-7. An excerpt containing the above-noted pages is attached hereto as Exhibit A.

Note 4. Discontinued Operations, page F-19

9.
Please refer to your response to comment 12. It remains unclear to us how the consummation has been completed in this transaction. Your assertion in this response that the transfer of title is perfunctory seems inconsistent with statement in this note that seems to infer that the purchaser has the “option to vacate the property prior to July 1, 2006,” which would seem to invalidate the sale. Please reconcile this apparent inconsistency and clarify any other terms of the agreement that might indicate that consummation is not complete such as what happens if the buyer defaults on the payment of the land contract.

The Company has concluded that the land contract does not meet all criteria outlined in SFAS 66 relating to the definition of consummation. As a result, the Company has restated the consolidated financial statements to reflect the application of the deposit method of accounting to the land contract transaction. Please refer to Note 2 to the consolidated financial statements for the details of the impact of this restatement. Changes were also made to pages F-2 through F-7, F-21, F-22 and F-23. An excerpt containing pages F-2 through F-7 is attached hereto as Exhibit A. An excerpt containing pages F-21 through F-23 is also attached hereto as Exhibit B.

Note 6. Note Receivable, page F-21

10.
Please refer to your response to comment 16. Your disclosure in the document states that you “received an unsecured promissory note.” Your discussion in your response seems to be predicated on the fact that the note is really secured by the property in questions. Please revise you disclosure to clarify how this unsecured note is supported by the property.

Note 7 on page F-23 has been revised to delete the term “unsecured.”

Mr. Jeffrey P. Riedler
July 21, 2006

Very truly yours,

CARLILE PATCHEN & MURPHY LLP

By:
Michael A. Smith

EXHIBIT A

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2006	2005
	(Restated)	(Restated)
	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents (includes restricted cash of $190,000)	$854,804	$1,403,877
Accounts receivable:
Long-term care resident receivables, net	1,911,448	1,909,245
Management, consulting and development receivables, net	267,526	256,898
Advances and receivables from affiliates, current	25,306	27,559
Assets of discontinued operations	5,390	8,500
Prepaid expenses and other	293,274	205,780
Total current assets	3,357,748	3,811,859

Restricted Cash	343,644	364,946
Property and Equipment, net	13,404,505	13,345,750
Note Receivable, net	712,435	712,435
Licenses, net	1,189,307	1,189,307
Goodwill	2,503,193	2,503,193
Assets of Discontinued Operations, net of Current Portion	907,804	919,276
Other Assets	1,699,715	1,047,655

Total Assets	$24,118,351	$23,894,421

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Continued)
	March 31,	December 31,
	2006	2005
	(Restated)	(Restated)
	(Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Current portion of notes payable and other debt	$2,294,455	$2,462,593
Current portion of notes payable to stockholders	765,301	888,467
Accounts payable and accrued expenses	4,003,927	3,354,822
Liabilities of discontinued operations	39,331	38,930
Total current liabilities	7,103,014	6,744,812

Notes Payable and Other Debt, Net of Current Portion	12,913,954	12,350,919
Other Liabilities	76,822	80,650
Forward Purchase Contract	900,000	900,000
Liabilities of Discontinued Operations	837,931	830,387
Minority Interest in Equity of Consolidated Entities	213,752	234,719
Total liabilities	22,045,473	21,141,487

Commitments and Contingencies

Stockholders' equity:
Preferred stock, no par value; 500,000 shares authorized;
no shares issued or outstanding	-	-
Common stock and additional paid-in capital, no par value;
14,500,000 shares authorized; 1,996,072 issued and outstanding	9,262,143	9,262,143
Accumulated deficit	(7,189,265)	(6,509,209)
Total stockholders' equity	2,072,878	2,752,934
Total liabilities and stockholders' equity	$24,118,351	$23,894,421

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Three-Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004
	(Restated)	(Restated)	(Restated)	(Restated)
	(Unaudited)
Revenues:
Patient care revenues	$4,965,665	$4,866,523	$20,412,688	$16,941,719
Management , consulting and development fee revenue	429,941	392,455	1,487,672	1,343,906
	5,395,606	5,258,978	21,900,360	18,285,625

Expenses:
Payroll and related payroll costs	3,522,632	3,386,277	13,602,022	11,248,792
Other operating expenses	1,652,190	1,526,590	6,726,110	5,519,092
Depreciation and amortization	187,919	193,718	805,997	754,443
Total expenses	5,362,741	5,106,585	21,134,129	17,522,327

Income from Operations	32,865	152,393	766,231	763,298
Other Income (Expense):
Interest income	2,018	1,784	15,433	5,700
Interest expense, others	(710,262)	(314,695)	(1,506,000)	(710,685)
Interest expense, related parties	(21,538)	(22,881)	(91,666)	(129,603)
Minority interest in earnings of consolidated entities	21,415	(44,758)	(65,275)	(57,347)
Other income (expense)	-	-	3,575	(7,638)
	(708,367)	(380,550)	(1,643,933)	(899,573)

Loss From Continuing Operations	(675,502)	(228,157)	(877,702)	(136,275)
Discontinued Operations:
Income (loss) from discontinued operations	(4,554)	(2,518)	(6,349)	(11,270)
Gain on disposal of operations	-	-	-	212,298
	(4,554)	(2,518)	(6,349)	201,028
Net Income (Loss)	(680,056)	(230,675)	(884,051)	64,753
Return to Members	-	(209,500)	(269,500)	-
Income (Loss) Attributable to Common Stockholders	$(680,056)	$(440,175)	$(1,153,551)	$64,753

Net Income (Loss) Per Share, Basic:
Continuing operations	$(0.34)	$(0.23)	$(0.60)	$(0.08)
Discontinued operations	(0.00)	(0.00)	(0.00)	0.12
	$(0.34)	$(0.23)	$(0.60)	$0.04

Net Income (Loss) Per Share, Diluted:
Continuing operations	$(0.34)	$(0.23)	$(0.60)	$(0.08)
Discontinued operations	(0.00)	(0.00)	(0.00)	0.12
	$(0.34)	$(0.23)	$(0.60)	$0.04

Weighted Average Common Shares Outstanding,
Basic	1,996,072	1,865,472	1,904,628	1,651,036
Diluted	1,996,072	1,865,472	1,904,628	1,695,036

 See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock
	and Additional		Equity in
	Paid-in Capital		Noncorporate	Accumulated	Treasury
	Shares	Amount	Entity	Deficit	Stock	Total
		(Restated)		(Restated)		(Restated)
Balance, December 31, 2003	1,797,472	$8,203,184	$(25,367)	$(5,813,685)	$(1,344,250)	$1,019,882

Year Ended December 31, 2004:
Common stock warrants exercised	28,000	22,750	-	-	-	22,750
Common stock issued	40,000	100,100	-	-	-	100,100
Beneficial conversion of convertible debentures	-	102,520	-	-	-	102,520
Warrants issued in connection with debt	-	7,480	-	-	-	7,480
Treasury shares sold to related party	-	-	-	-	100,000	100,000
Net income (loss)	-	-	(123,774)	188,527	-	64,753

Balance, December 31, 2004	1,865,472	8,436,034	(149,141)	(5,625,158)	(1,244,250)	1,417,485

Year Ended December 31, 2005:
Common stock issued on conversion of debentures	84,800	106,000	-	-	-	106,000
Beneficial conversion on convertible debentures	-	893,072	-	-	-	893,072
Warrants issued in connection with convertible debentures		658,928				658,928
Warrants issued in connection with debt	-	42,000	-	-	-	42,000
Treasury shares contributed by related party	-	-	-	-	(37,500)	(37,500)
Treasury shares sold to related party	-	-	-	-	125,000	125,000
Shares issued to acquire related entity	45,800	(873,891)	149,141	-	1,156,750	432,000
Net loss	-	-	-	(884,051)	-	(884,051)

Balance, December 31, 2005	1,996,072	9,262,143	-	(6,509,209)	-	2,752,934

Three months ended March 31, 2006 (unaudited):
Net loss	-	-	-	(680,056)	-	(680,056)

Balance, March 31, 2006 (unaudited)	1,996,072	$9,262,143	$-	$(7,189,265)	$-	$2,072,878

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three-Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004
	(Restated)	(Restated)	(Restated)	(Restated)
	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(680,056)	$(230,675)	$(884,051)	$64,753
Adjustments to reconcile net income (loss) to net cash
and cash equivalents provided by (used in) operating
activities:
Depreciation and amortization	187,919	193,718	805,997	754,443
Gain on sale of assets	-	-	-	(237,475)
Minority interest	(21,415)	44,758	65,275	57,347
Discount on convertible debentures	411,333	82,280	491,333	36,667
Changes in certain assets and liabilities:
Accounts receivable	(51,950)	(178,576)	(468,637)	(106,123)
Prepaid expenses and other	(20,827)	2,694	44,195	(56,187)
Other assets	(548,874)	(85,169)	(419,176)	(249,958)
Accounts payable and accrued expenses	492,530	66,437	248,758	144,012
Other liabilities	(3,828)	413	(11,812)	(4,737)
Total adjustments	444,888	126,555	755,933	337,989
Net cash and cash equivalents provided
by (used in) operating activities	(235,168)	(104,120)	(128,118)	402,742

Cash flow from investing activities:
Proceeds from sale of property and equipment	-	-	-	494,000
(Increase) decrease in restricted cash	21,302	(27,490)	(5,453)	(42,138)
Deposits received on land contract	11,000	30,000	57,158	156,837
Payments on forward purchase contract	-	-	-	(84,687)
Purchase of business assets	-	(1,550,002)	(1,550,002)	-
Purchase of property plant and equipment	(235,202)	(161,379)	(583,192)	(683,050)
Net cash and cash equivalents used in
investing activities	(202,900)	(1,708,871)	(2,081,489)	(159,038)

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Continued)

	Three-Months Ended
	March 31,		Year Ended December 31,
	2006	2005	2005	2004
	(Restated)	(Restated)	(Restated)	(Restated)
	(Unaudited)
Cash flows from financing activities:
Proceeds from notes payable	126,753	1,681,725	3,502,361	1,195,276
Proceeds from issuance of common stock	-	-	-	122,850
Distributions to minority owners	-	(209,500)	(269,500)	-
Treasury shares sold to related party	-	-	125,000	100,000
Proceeds from notes payable to stockholder	-	40,000	40,000	110,000
Repayment of notes payable to stockholder	(123,166)	-	(50,000)	(75,501)
Repayment on notes payable	(114,592)	(144,389)	(1,187,590)	(1,713,949)
Net cash and cash equivalents provided by
(used in) financing activities	(111,005)	1,367,836	2,160,271	(261,324)

Net Increase (Decrease) in Cash and Cash Equivalents	(549,073)	(445,155)	(49,336)	(17,620)

Cash and Cash Equivalents, Beginning	1,403,877	1,453,213	1,453,213	1,470,833

Cash and Cash Equivalents, Ending	$854,804	$1,008,058	$1,403,877	$1,453,213

Supplemental Disclosure of Cash Flow Information:
Cash paid during the year for:
Interest	$252,569	$213,234	$1,154,448	$852,612

Supplemental Disclosures of Non-Cash Investing and
Financing Activities
Purchase of business assets in exchange for debt	$-	$450,000	$450,000	$-
Bridge loans and accrued interest converted to
common stock	$-	$-	$106,000	$-

See notes to consolidated financial statements

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(ALL INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

NOTE 1. DESCRIPTION OF BUSINESS (Continued)

On December 9, 2005, the Company transferred a total of 191,000 shares of AdCare common stock, 45,800 shares of which were newly issued AdCare common shares (all post reverse split shares) to the ten members of SPI in exchange for all ownership interests and in full settlement of certain debt obligations to those members totaling $432,000. Effective December 31, 2005, SPI was merged into AdCare.

In 2002, AdCare formed The Pavilion Care Center, LLC (The Pavilion), which owns and operates a 62-bed nursing facility. The Pavilion is a wholly-owned subsidiary of Hearth & Home of Ohio, Inc.

In March 2003, AdCare Health Systems entered into a lease agreement with Covington Realty, LLC (Covington) to lease the Covington Care Center, a 106-bed nursing facility.

In January 2005, AdCare acquired Assured Health Care, Inc. (Assured), which is a home healthcare agency (see Note 19).

NOTE 2. RESTATEMENT

In July 2006, the Company determined that it had accounted incorrectly for two transactions. As a result, the Company has restated the accompanying consolidated financial statements to correct the method of accounting for those two transactions.

Forward Purchase Contract
In October 2003, the Company amended the agreement with certain minority interest holders in one of its subsidiaries. As a result of that amendment, the Company became subject to the accounting pursuant to SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which was effective for agreements entered into or amended after May 31, 2003. In accordance with the provisions of that accounting standard, the amendment contained forward purchase contracts which should be accounted for as a liability. The amount of the liability, at the date of the amendment, measured as set forth in SFAS 150, was approximately $985,000, which has been recorded in the accompanying consolidated financial statements using purchase accounting as required by SFAS 150, EITF 00-6, “Accounting for Freestanding Derivative Financial Instruments Indexed to and Potentially Settled in the Stock of a Consolidated Subsidiary” and FASB 141, “Business Combinations.” This resulted in an increase to the carrying value of the real property of $250,000 and the recording of goodwill of approximately $730,000. This purchase accounting adjustment was related to the minority interest being reduced by previously incurred net losses attributable to those minority interests prior to the date of adoption of SFAS 150. The resulting goodwill has been tested for impairment annually. No impairment charge has been recognized. In periods subsequent to 2003, the liability has been reduced for payments made to the minority interests as a result of the forward purchase contract and adjusted by changes in the present value of the amount to be paid under the forward purchase contract as required by SFAS 150.

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(ALL INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

NOTE 2. RESTATEMENT (Continued)

Land Contract
In 2004, the Company entered into a land contract in connection with the sale of real estate (see Note 5). In July 2006, the Company concluded that the land contract did not satisfy all the criteria set forth in SFAS 66, “Accounting for Sales of Real Estate” relating to determining if a sale has been consummated. As a result, the Company concluded it should use the deposit method in accounting for that land contract. The Company had previously used the installment sale method to account for the land contract. The deposit method requires that the seller not recognize any profit until the sale is consummated.

Therefore, the Company has restated the accompanying consolidated financial statements to restore the property and equipment to the balance sheet and to remove the note receivable and related deferred gain. In addition, payments received have been recorded as deposits and only non-refundable interest payments equal to the interest paid on the related mortgage debt have been recorded as interest income. The Company has depreciated the property for all periods.

Summary
The following is a summary of the effects of the restatements on the Company’s consolidated financial statements for all periods presented.

	March 31, 2006		December 31, 2005
	As		As
	Originally	As	Originally	As
	Presented	Restated	Presented	Restated

Property and equipment, net	$13,177,005	$13,404,505	$13,115,750	$13,345,750
Goodwill	$1,773,628	$2,503,193	$1,773,628	$2,503,193
Assets of discontinued operations,
net of current portion	$1,500,977	$907,804	$1,500,977	$919,276
Total assets	$23,754,459	$24,118,351	$23,516,557	$23,894,421

Forward purchase contract	$-	$900,000	$-	$900,000

Liabilities of discontinued operations	$1,162,564	$837,931	$1,166,020	$830,387
Total liabilities	$21,470,126	$22,045,473	$20,577,140	$21,141,487
Total stockholders’ equity	$2,284,333	$2,072,878	$2,939,417	$2,752,934

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(ALL INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

NOTE 2. RESTATEMENT (Continued)

	Three Months Ending		Three Months Ending		Year Ended		Year Ended
	March 31, 2006		March 31, 2005		December 31, 2005		December 31, 2004
	(Unaudited)		(Unaudited)
	As		As		As		As
	Originally	As	Originally	As	Originally	As	Originally	As
	Presented	Restated	Presented	Restated	Presented	Restated	Presented	Restated
Depreciation and Amortization	$173,947	$187,919	$179,746	$193,718	$750,111	$805,997	$698,482	$754,443

Income (Loss)
Discontinued
Operations	$6,446	$(4,554)	$11,781	$(2,518)	$50,847	$(6,349)	$298,053	$201,028

Net Income (Loss)	$(655,084)	$(680,056)	$(202,404)	$(230,675)	$(770,969)	$(884,051)	$222,841	$64,753

NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Capitalization

Passport Retirement, Inc. was incorporated in the state of Ohio on August 14, 1991. On September 28, 1995 in connection with the acquisition of AdCare Health Systems, the Company amended its Articles of Incorporation to change its name to AdCare Health Systems, Inc. On January 11, 2006, the Articles of Incorporation as previously amended, were amended to authorize a reverse stock split whereby the total number of shares outstanding as of December 9, 2005, shall be reduced by a ratio of 0.40 shares for each share currently outstanding. The reverse stock split has been retroactively reflected in these consolidated financial statements to the beginning of all periods presented.

The Company has authorized 14,500,000 common shares, no par value and 500,000 shares of Serial Preferred. The Serial Preferred may be issued as authorized by the Board of Directors, with rights and privileges to be established at that time.

Principles of Consolidation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States. These statements include the accounts of AdCare and its controlled subsidiaries. All inter-company accounts and transactions were eliminated in the consolidation.

EXHIBIT B

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(ALL INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

NOTE 4. LIQUIDITY AND PROFITABILITY (RESTATED) (Continued)

Management’s plans with the objective of improving liquidity and profitability in future years encompass the following:

• refinancing debt where possible to obtain more favorable terms.

• increase facility occupancy.

• add additional management contracts.

Management believes that the actions that will be taken by the Company provide the opportunity for the Company to improve liquidity and achieve profitability. However, there can be no assurance that such events will occur.

NOTE 5. DISCONTINUED OPERATIONS (RESTATED)

The Company discontinued the operations of MedCenter during 2003 and formed a plan to sell the property. In January 2004, the land, building and majority of the equipment were sold pursuant to a five-year land contract. The land contract calls for title to transfer to the purchaser once all terms and conditions have been met, including payment of all amounts owed. The sales price was $1,600,000. The original terms of the land contract require interest to be paid monthly at 8% on the outstanding balance. During 2004, principal payments of approximately $100,000 were made to AdCare. Principal payments of $25,000 were to be due to AdCare in January 2006, 2007, 2008 and the remaining principal in January 2009. At certain times under certain conditions, the purchaser has the right to vacate the property prior to July 1, 2006 with no further obligation to the Company. As of July 1, 2005, the land contract was amended to reduce the annual rate of interest to 4.8% paid in monthly installments of $6,000 beginning July 1, 2005, and continuing for 12 consecutive months. Monthly installments of interest after July 1, 2006, are subject to negotiation and the remaining unpaid principal balance shall be due and payable no later than December 31, 2008 unless the purchaser elects to vacate the property prior to July 1, 2006. The land contract is being accounted for using the deposit method whereby no profit is recognized until the sale is consummated.

The property is encumbered by a mortgage note payable to a financial institution in the original amount of $1,200,000, which was executed on March 12, 1999. The mortgage bears interest indexed to the weekly average five year yield U.S. Treasury Securities plus 2.375% per annum (6.56% at December 31, 2005 and March 31, 2006) with monthly principal and interest payments of approximately $4,848. The mortgage note matures on March 12, 2024. The Company is required to pay the outstanding balance on the loan when the land contract note receivable is paid in full. The outstanding principal balance was $632,873 as of March 31, 2006 and $637,611 at December 31, 2005.

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(ALL INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

NOTE 5. DISCONTINUED OPERATIONS (Continued)

Maturities on the note payable for each of the next five years are as follows:

2007	$19,937
2008	21,193
2009	22,528
2010	23,948
2011	25,456
Thereafter	519,811
$632,873

A second parcel of land owned by MedCenter was also sold in 2004 for cash proceeds of $495,000 resulting in a gain of approximately $234,000, net of closing costs.

The results of the discontinued operations, as presented in the accompanying consolidated statements of operations, are as follows:

	Three-Months Ended		Year Ended
	March 31,		December 31,
	2006	2005	2005	2004

Revenue	$-	$-	$-	$-
Income (Loss) from Discontinued Operations (Restated)	$(4,554)	$(2,518)	$(6,349)	$(11,270)
Gain on Disposal (Restated)	$-	$-	$-	$212,298

The remaining assets and liabilities of discontinued operations, as presented in the accompanying consolidated balance sheet, are as follows:

	March 31,	December 31,
	2006	2005
	(Restated)	(Restated)
	(Unaudited)
Cash	$5,390	$8,500

Property and equipment held for sale, net	907,804	919,276
Total assets	$913,194	$927,776

Accrued expenses	$19,394	$17,712
Current portion of mortgage payable	19,937	21,218
Current liabilities	39,331	38,930

Mortgage payable	612,936	616,392
Deposits on land contract	224,995	213,995
Noncurrent liabilities	837,931	830,387
Total liabilities	$877,262	$869,317

ADCARE HEALTH SYSTEMS, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Continued)

(ALL INFORMATION FOR PERIODS SUBSEQUENT TO DECEMBER 31, 2005 IS UNAUDITED)

NOTE 6. PROPERTY AND EQUIPMENT (RESTATED)

		Three-Months
	Estimated	Ended
	Useful	March 31,	December 31,
	Lives (Years)	2006	2005
		(Unaudited)
Buildings and improvements	5 to 40	$11,788,414	$11,735,269
Equipment	2-10	1,449,635	1,422,307
Land	-	2,502,055	2,501,380
Furniture and fixtures	2-5	545,736	538,942
Vehicles	5-10	421,585	402,968
Construction in process	-	420,193	295,012
		17,127,618	16,895,878
Less: accumulated depreciation		3,723,113	3,550,128
		$13,404,505	$13,345,750

For the years ended December 31, 2005 and 2004 and three months ended March 31, 2006 and 2005, depreciation expense was approximately $676,000, $637,000, $173,000 and $165,000, respectively.

NOTE 7. NOTE RECEIVABLE

In connection with the transfer of the Company’s interest in an independent living facility in 1999, the Company received a promissory note in the amount of $1,425,000. The promissory note earns interest at 10%. Principal payments were to be made as defined with the remaining balance to be paid December 31, 2004. In late 1999, the Company discontinued accruing interest due to uncertainty of collectibility. In addition, the Company began evaluating the promissory note for collectibility. At December 31, 2004, the outstanding principal balance was $1,389,935. The Company granted an extension of the due date to December 31, 2005.

In October, 2005, the terms of the promissory note were retroactively amended. The amended terms call for interest at 10%, and a lump sum payment of the outstanding principal and accrued interest on December 31, 2006, the maturity date. The promissory note is personally guaranteed by the owner of the general and limited partnership interests which own the facility.